DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/2/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos, Santa Monica Partners Opportunity Fund, L.P., Santa Monica Partners L.P., Santa Monica Partners II L.P., Lawrence J. Goldstein, Monarch Activist Partners L.P., James Chadwick, Sohail Malad, Nadel and Gussman Funds LLC.

2. CHECK THE BOX IF MEMBER OF A GROUP 			a[X]
							b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER
NA

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
804,844

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES 	[ ]

13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.36 %

14. TYPE OF REPORTING PERSON
NA


1. NAME OF REPORTING PERSON
Phillip Goldstein, Andrew Dakos, Bulldog Investors

2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
									b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) 					[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
446,706

8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER
446,706

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
446,706

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES 	[ ]

13. PERCENT OF CLASS REPRESENTED BY ROW 11
2.98%

14. TYPE OF REPORTING PERSON
IA

1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund, L.P., Santa Monica
Partners L.P., Santa Monica Partners II L.P., Lawrence J.
Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) 					[]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

7. SOLE VOTING POWER
255,150

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
255,150

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
255,150

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES 	[ ]

13. PERCENT OF CLASS REPRESENTED BY ROW 11
1.7%

14. TYPE OF REPORTING PERSON
IA

1. NAME OF REPORTING PERSON
Monarch Activist Partners L.P., James Chadwick, Sohail Malad,
Nadel and Gussman Funds LLC

2. CHECK THE BOX IF MEMBER OF A GROUP 				a[X]
								 b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
102,988

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
102,988

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
102,988

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
..68%

14. TYPE OF REPORTING PERSON
IA

This statement constitutes amendment No.7 to the Schedule 13D filed on April 4, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 5/11/07 there were 15,005,000 shares of NPSI outstanding as of 5/7/07. The percentage set forth in item
5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 446,706 shares of NPSI. Power to dispose and vote securities reside solely with Mr. Goldstein or Mr. Dakos or jointly with both.

Santa Monica Partners Opportunity Fund,L.P., Santa Monica
Partners L.P., Santa Monica Partners II L.P., and accounts of
Lawrence J. Goldstein are beneficial owners of 255,150 shares of NPSI. Power to dispose and vote securities reside with Mr.
Lawrence J. Goldstein.

Monarch Activist Partners L.P. is the beneficial owner of 100,046 shares of NPSI. Power to dispose and vote securities reside with Mr. James Chadwick. Nadel and Gussman Funds LLC is the beneficial owner of 2,942 shares of NPSI. Power to vote and dispose of securities resides with Chadwick Capital whose managing partner is Mr. James Chadwick.

c) During the past 60 days the following shares of NPSI were traded (unless already reported):

Bulldog Investors, Phillip Goldstein and Andrew Dakos

Date			# shares	Price
6/4/07	BOT		5,148		$19.6971
6/5/07	BOT		566		$19.5
6/6/07	BOT		3,000		$19.3368
6/6/07	BOT		2,200		$19.3368
6/6/07	BOT		650		$19.3368
6/6/07	BOT		439		$19.3368
6/6/07	BOT		500		$19.3368
6/7/07	BOT		170		$19.15
6/12/07	BOT		1,899		$19.00
7/2/07	SOLD		120,692		$24.1827
7/3/07	SOLD		12,997		$24.1725
7/6/07	SOLD		21,668		$24.1744
7/9/07	SOLD		6,734		$24.1714
7/10/07	SOLD		3,894		$24.15
7/11/07	SOLD		4,003		$24.17

Santa Monica Partners Opportunity Fund,L.P., Santa Monica
Partners L.P., Santa Monica Partners II L.P., and accounts of
Lawrence J. Goldstein

Date			# shares	Price
7/2/07	SOLD		68,937		$24.1827
7/3/07	SOLD		7,423		$24.1725
7/6/07	SOLD		12,376		$24.1744
7/9/07	SOLD		3,847		$24.1714
7/10/07	SOLD		2,224		$24.15
7/11/07	SOLD		2,287		$24.17

Monarch Activist Partners L.P.,James Chadwick,Sohail Malad,
Nadal and Gussman Funds LLC

Date			# shares	Price
7/2/07	SOLD		27,825		$24.1827
7/3/07	SOLD		2,996		$24.1725
7/6/07	SOLD		4,995		$24.1744
7/9/07	SOLD		1,553		$24.1714
7/10/07	SOLD		898		$24.15
7/11/07	SOLD		923		$24.17


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/12/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos

By: /s/ Lawrence J. Goldstein
Name:   Lawrence J. Goldstein

By: /s/ James Chadwick
Name:   James Chadwick

By: /s/ Sohail Malad
Name:   Sohail Malad